Exhibit 99.2

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(Unaudited)

		As at	As at
	Note	March 31, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents		$94,700	$2,659
Accounts receivable		204,225	197,507
Fair value of risk management contracts	12	2,733	12,918
Assets held for sale	3	–	317,268
		301,658	530,352
Fair value of risk management contracts	12	7,908	2,561
Other assets		74,503	73,806
Property, plant and equipment	3	5,767,465	5,598,874
Exploration and evaluation assets	4	419,356	563,663
Goodwill		700,652	700,652
TOTAL ASSETS		$7,271,542	$7,469,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$322,367	$297,496
Dividends payable		20,615	20,471
Fair value of risk management contracts	12	55,440	7,814
Current portion of long term debt	5	50,800	49,735
Current portion of provisions	6	22,647	22,635
Liabilities associated with assets held for sale		–	3,449
		471,869	401,600
Fair value of risk management contracts	12	26,869	19,233
Convertible debentures		236,796	237,050
Long term debt	5	1,341,347	1,480,898
Provisions	6	841,755	849,519
Deferred income taxes	7	274,417	291,274
		3,193,053	3,279,574
Shareholders’ Equity
Shareholders’ capital	8	4,656,080	4,634,781
Contributed surplus		16,497	22,935
Deficit		(594,088)	(467,382)
		4,078,489	4,190,334
Commitments	14
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$7,271,542	$7,469,908

See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2013 Financial Results	27

PENGROWTH ENERGY CORPORATION

STATEMENTS OF INCOME (LOSS)

(Stated in thousands of dollars, except per share amounts)

(Unaudited)

Three months ended March 31

Note

2013

2012

REVENUES

Oil and gas sales

$
390,856

$
328,454

Royalties, net of incentives

(66,995
)

(77,902
)

323,861

250,552

Unrealized loss on commodity risk management

12

(61,832
)

(14,127
)

262,029

236,425

EXPENSES

Operating

117,876

90,112

Transportation

5,941

5,805

General and administrative

27,483

25,179

Depletion, depreciation and amortization

3

154,436

113,222

305,736

234,318

OPERATING INCOME (LOSS)

(43,707
)

2,107

Other (income) expense items

Gain on disposition of properties

3

(14,891
)

(1,687
)

Unrealized foreign exchange (gain) loss

13

20,377

(19,059
)

Realized foreign exchange (gain) loss

13

(123
)

99

Interest and financing charges

25,414

17,138

Accretion

6

5,359

4,237

Other expense

2,066

3,264

LOSS BEFORE TAXES

(81,909
)

(1,885
)

Deferred income tax reduction

7

(16,857
)

(2,605
)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

$
(65,052
)

$
720

NET INCOME (LOSS) PER SHARE

11

Basic

$
(0.13
)

$
–

Diluted

$
(0.13
)

$
–

See accompanying notes to the Financial Statements.

28

PENGROWTH First Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(Unaudited)

Three months ended March 31

Note

2013

2012

CASH PROVIDED BY (USED FOR):

OPERATING

Net income (loss) and comprehensive income (loss)

$
(65,052
)

$
720

Depletion, depreciation and accretion

159,795

117,459

Deferred income tax reduction

7

(16,857
)

(2,605
)

Contract liability amortization

6

(380
)

(413
)

Unrealized foreign exchange (gain) loss

13

20,377

(19,059
)

Unrealized loss on commodity risk management

12

61,832

14,127

Share based compensation

9

3,585

3,361

Gain on disposition of properties

3

(14,891
)

(1,687
)

Other items

(877
)

1,697

Funds flow from operations

147,532

113,600

Interest and financing charges

25,414

17,138

Expenditures on remediation

6

(10,451
)

(5,275
)

Change in non-cash operating working capital

10

(21,252
)

1,029

141,243

126,492

FINANCING

Dividends paid

(61,510
)

(75,845
)

Bank indebtedness

5

–

29,356

Long term debt (repayment)

5

(160,005
)

53,000

Interest paid

(24,941
)

(24,610
)

Proceeds from equity issues, including DRIP

10,951

31,740

(235,505
)

13,641

INVESTING

Capital expenditures

(166,001
)

(153,740
)

Property acquisitions

(502
)

(27,082
)

Proceeds on property dispositions

316,244

1,984

Purchase of injectants

(1,466
)

(833
)

Contributions to remediation trust funds

(369
)

(1,096
)

Change in non-cash investing working capital

10

38,397

3,912

186,303

(176,855
)

CHANGE IN CASH AND CASH EQUIVALENTS

92,041

(36,722
)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

2,659

36,722

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
94,700

$
–

See accompanying notes to the Financial Statements.

PENGROWTH First Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(Unaudited)

Three months ended March 31

Note

2013

2012

SHAREHOLDERS’ CAPITAL

8

Balance, beginning of period

$
4,634,781

$
3,525,222

Share based compensation

10,348

7,408

Issued under Dividend Reinvestment Plan

10,951

19,504

Issued for cash under Premium Dividend Plan ™

–

11,893

Balance, end of period

4,656,080

3,564,027

CONTRIBUTED SURPLUS

Balance, beginning of period

22,935

17,697

Share based compensation

9

3,910

3,510

Exercise of share based compensation awards

(10,348
)

(7,065
)

Balance, end of period

16,497

14,142

DEFICIT

Balance, beginning of period

(467,382
)

(195,666
)

Net income (loss)

(65,052
)

720

Dividends declared

(61,654
)

(76,138
)

Balance, end of period

(594,088
)

(271,084
)

TOTAL SHAREHOLDERS’ EQUITY

$
4,078,489

$
3,307,085

See accompanying notes to the Financial Statements.

30

PENGROWTH First Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED MARCH 31, 2013 (Unaudited)

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation
(“Pengrowth” or the “Corporation”) is
a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Financial Statements include the accounts of the Corporation, and all of its subsidiaries existing in prior periods, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

The Financial Statements for the three months ended
March 31, 2013 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board
(“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). The disclosures provided below are incremental to those included with the December 31, 2012 annual Consolidated Financial Statements. The Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2012.

The
Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 1, 2013.

2.
CHANGES IN ACCOUNTING POLICIES

As disclosed in the
December 31, 2012 annual Consolidated Financial Statements, on January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in
Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

PENGROWTH First Quarter 2013 Financial Results

3.
PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost

Oil and natural gas assets

Other equipment

Total

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Expenditures on property, plant and equipment

421,755

4,382

426,137

Acquisitions through business combinations

1,809,837

–

1,809,837

Property acquisitions

51,780

–

51,780

Change in asset retirement obligations

167,936

–

167,936

Divestitures

(19,764
)

–

(19,764
)

Balance, December 31, 2012

$
7,349,299

$
74,220

$
7,423,519

Expenditures on property, plant and equipment

167,842

190

168,032

Property acquisitions

502

–

502

Transfer from exploration and evaluation assets (note 4)

144,307

–

144,307

Change in asset retirement obligations

(5,729
)

–

(5,729
)

Divestitures

(368,382
)

–

(368,382
)

Balance, March 31, 2013

$
7,287,839

$
74,410

$
7,362,249

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Depletion and amortization for the period

560,240

7,075

567,315

Impairment loss

29,976

–

29,976

Divestitures

(3,073
)

–

(3,073
)

Balance, December 31, 2012

$
1,450,921

$
56,456

$
1,507,377

Depletion and amortization for the period

152,658

1,778

154,436

Divestitures

(67,029
)

–

(67,029
)

Balance, March 31, 2013

$
1,536,550

$
58,234

$
1,594,784

Net book value

Oil and natural gas assets

Other equipment

Total

As at March 31, 2013

Long term

$
5,751,289

$
16,176

$
5,767,465

As at December 31, 2012

Current

$
317,268

$
–

$
317,268

Long term

5,581,110

17,764

5,598,874

$
5,898,378

$
17,764

$
5,916,142

During the three months ended March 31, 2013, approximately $4.1 million (March 31, 2012 – $3.0 million) of directly attributable general and administrative costs were capitalized to PP&E.

The calculation of depletion for the three months ended March 31, 2013 excluded certain capital from the construction phase of the Lindbergh thermal project (“Lindbergh Project”) of $116.7 million (March 31, 2012
– $nil).

Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended March, 31, 2013, $0.2 million (March 31, 2012 – $nil) of interest was capitalized on the
Lindbergh Project to property, plant and equipment using a capitalization rate of 5.6 percent (March 31, 2012 – nil).

32

PENGROWTH First Quarter 2013 Financial Results

In the first quarter of 2013, Pengrowth successfully closed the previously announced disposition of the non-operated Weyburn property and other minor properties for proceeds of $316.2 million. During the three months ended March 31, 2013, $14.9 million of gains were recorded on divestitures (March 31, 2012 – $1.7 million).

4.
EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost

Balance, December 31, 2011

$
563,751

Additions

48,240

Impairment loss

(48,328
)

Balance, December 31, 2012

$
563,663

Transfer to property, plant and equipment

(144,307
)

Balance, March 31, 2013

$
419,356

In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh project resulting in $144.3 million of exploration and evaluation (“E&E”) costs being transferred to property, plant and equipment. This transfer represents all of the
Lindbergh costs that were in E&E.

During the three months ended March 31, 2013, $nil (March 31, 2012 – $0.6 million) of directly attributable general and administrative costs related to E&E activities were capitalized.

5.
LONG TERM DEBT AND BANK INDEBTEDNESS

LONG
TERM DEBT

As at

March 31, 2013

December 31, 2012

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
50,800

$
49,735

71.5 million at 4.67 percent due May 2015

72,464

70,933

400 million at 6.35 percent due July 2017

405,340

396,838

265 million at 6.98 percent due August 2018

268,389

262,757

35 million at 3.49 percent due October 2019

35,365

34,619

115.5 million at 5.98 percent due May 2020

116,841

114,385

105 million at 4.07 percent due October 2022

106,080

103,849

195 million at 4.17 percent due October 2024

196,992

192,858

$
1,252,271

$
1,225,974

  U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

76,999

80,682

  U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October
2019

23,022

24,126

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

  Canadian dollar 25 million senior unsecured notes at 4.74 percent due October
2022

24,855

24,851

Canadian dollar revolving credit facility borrowings

–

160,000

Total long term debt

$
1,392,147

$
1,530,633

Current portion of long term debt

$
50,800

$
49,735

Non-current portion of long term debt

1,341,347

1,480,898

$
1,392,147

$
1,530,633

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

PENGROWTH First Quarter 2013 Financial Results

This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2013, the available facility was undrawn (December 31, 2012 – $160 million) and letters of credit in the amount of $20.1 million (December 31, 2012 – $28 million) were outstanding.

BANK INDEBTEDNESS

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2013, this facility was undrawn (December 31,
2012 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2012 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

6.
PROVISIONS

Provisions are composed of asset retirement
obligations (“ARO”) and contract & other liabilities. The following provides a continuity of the balances for the following periods:

Asset retirement obligations

Contract & Other liabilities

Total

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

Assumed in business combinations

47,347

–

47,347

Provisions made during the period

4,802

2,030

6,832

Provisions on acquisitions

30,893

–

30,893

Provisions on dispositions

(5,511
)

–

(5,511
)

Revisions due to discount rate changes

178,134

–

178,134

Provisions settled

(27,575
)

–

(27,575
)

Other revisions

(40,382
)

–

(40,382
)

Accretion (amortization)

20,366

(1,648
)

18,718

Balance, December 31, 2012

$
868,945

$
6,658

$
875,603

Provisions made during the period

2,007

–

2,007

Provisions on dispositions

(7,736
)

–

(7,736
)

Provisions settled

(10,451
)

–

(10,451
)

Accretion (amortization)

5,359

(380
)

4,979

Balance, March 31, 2013

$
858,124

$
6,278

$
864,402

As at March 31, 2013

Current

$
20,602

$
2,045

$
22,647

Long term

837,522

4,233

841,755

$
858,124

$
6,278

$
864,402

As at December 31, 2012

Current

$
24,050

$
2,034

$
26,084

Long term

844,895

4,624

849,519

$
868,945

$
6,658

$
875,603

The following assumptions were used to estimate the ARO liability:

As at

March 31, 2013

December 31, 2012

Total escalated future costs ($ millions)

2,392

2,414

Discount rate, per annum

2.5%

2.5%

Inflation rate, per annum

1.5%

1.5%

34

PENGROWTH First Quarter 2013 Financial Results

7.
DEFERRED INCOME TAXES

A reconciliation of the deferred
income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

Three months ended

March 31, 2013

March 31, 2012

Loss before taxes

$
(81,909
)

$
(1,885
)

Combined federal and provincial tax rate

25.32%

25.32%

Expected income tax reduction

$
(20,739
)

$
(477
)

Foreign exchange (gain) loss (1)

2,672

(2,135
)

Effect of change in corporate tax rate

33

(549
)

Other non-deductible including share based compensation

1,177

556

Deferred income tax reduction

$
(16,857
)

$
(2,605
)

(1)
Reflects the 50% non-taxable portion of foreign exchange gains and losses.

8.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

Three months ended March 31, 2013

Year ended December 31, 2012

Number of common shares

Amount

Number of common shares

Amount

Balance, beginning of period

511,804,195

$
4,634,781

360,282,162

$
3,525,222

Share based compensation (cash exercised)

–

–

71,890

450

Share based compensation (non-cash exercised)

1,171,352

10,348

895,357

7,529

Issued for cash under Dividend Reinvestment Plan (DRIP)

2,394,887

10,951

8,289,603

60,170

Issued for cash under Premium Dividend Plan ™

–

–

11,025,949

75,777

Issued on NAL business combination

–

–

131,239,234

965,921

Share issue costs, net of tax (2012 – $97)

–

–

–

(288
)

Balance, end of period

515,370,434

$
4,656,080

511,804,195

$
4,634,781

9.
SHARE BASED COMPENSATION PLANS

A rolling maximum of 4.5
percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at March 31, 2013, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.0 percent of the issued and outstanding common shares, which is within the limit.

Share based
compensation expense is composed of the following:

Three months ended

March 31, 2013

March 31, 2012

Long term incentive plan

$
4,197

$
3,158

Previous long term incentive plan (1)

Deferred entitlement share unit plan

(287
)

352

Total share based compensation

$
3,910

$
3,510

Amounts capitalized in the period

(325
)

(149
)

Share based compensation expense included in net income (loss)

$
3,585

$
3,361

(1)
  These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

PENGROWTH First Quarter 2013 Financial Results

LONG TERM INCENTIVE PLAN (“LTIP”)

The following provides a continuity of the LTIP:

Three months ended March 31, 2013

(number of share units)

PSUs

RSUs

DSUs

Outstanding, beginning of period

1,723,815

1,958,043

135,793

Granted

2,589,233

3,254,699

161,024

Forfeited

(13,395
)

(31,128
)

–

Exercised

(1,556
)

(679,966
)

–

Performance adjustment

(147,583
)

–

–

Deemed DRIP

43,492

47,726

3,439

Outstanding, end of period

4,194,006

4,549,374

300,256

Year ended December 31, 2012

(number of share units)

PSUs

RSUs

DSUs

Outstanding, beginning of year

573,274

686,134

50,159

Granted

1,157,256

1,581,100

75,997

Forfeited

(117,469
)

(128,144
)

–

Exercised

(174
)

(303,579
)

–

Deemed DRIP

110,928

122,532

9,637

Outstanding, end of year

1,723,815

1,958,043

135,793

PREVIOUS LONG TERM INCENTIVE PLANS

(a)
Deferred Entitlement Share Units (“DESU”) Plan

The following provides a continuity of the DESUs:

As at

DESUs (1)

March 31, 2013

December 31, 2012

Outstanding, beginning of period

1,033,291

2,024,142

Forfeited

(8,197
)

(102,313
)

Exercised

(489,830
)

(602,367
)

Vested, no shares issued (2)

(253,377
)

(392,448
)

Deemed DRIP

19,848

106,277

Outstanding, end of period

301,735

1,033,291

Composed of:

Performance related DESUs

2,917

501,711

Non-Performance related DESUs

298,818

531,580

Outstanding, end of period

301,735

1,033,291

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. As at
March 31, 2013, all of the grants were fully vested and the majority of the total outstanding balance was comprised of grants to the Board of Directors.

(2)
DESU grants vested with a performance multiplier of fifty percent.

36

PENGROWTH First Quarter 2013 Financial Results

(b)
Common Share Rights Incentive Plan

The following provides a
continuity of the common share options and rights:

Three months ended March 31, 2013

  Year ended
December 31, 2012

Share unit options and rights (1)

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of period

1,470,651

$
11.27

2,217,274

$
12.96

Expired

(556,183
)

17.31

(543,475
)

17.65

Forfeited

(18,279
)

12.80

(131,258
)

16.32

Exercised

–

–

(71,890
)

6.26

Outstanding, end of period

896,189

$
7.48

1,470,651

$
11.27

Composed of:

Share unit options

848,648

$
7.06

855,995

$
7.05

Share unit rights

47,541

15.01

614,656

17.13

Outstanding, end of period

896,189

$
7.48

1,470,651

$
11.27

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. The final tranche of share unit options and rights will expire in 2015.

10.
OTHER CASH FLOW DISCLOSURES

CHANGE IN
NON-CASH OPERATING WORKING CAPITAL

Three months ended

Cash provided by (used for):

March 31, 2013

March 31, 2012

Accounts receivable

$
(6,718
)

$
18,594

Accounts payable

(14,534
)

(17,565
)

$
(21,252
)

$
1,029

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Three months ended

Cash provided by:

March 31, 2013

March 31, 2012

Accounts receivable

$
–

$
3,183

Accounts payable, including capital accruals

38,397

729

$
38,397

$
3,912

11.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income (loss) per share calculations:

Three months ended

March 31, 2013

March 31, 2012

Weighted average number of shares – basic

513,359,119

361,966,365

Dilutive effect of share based compensation plans

–

1,494,445

Weighted average number of shares – diluted

513,359,119

363,460,810

For the three months ended March 31, 2013, 2.8 million shares (March 31, 2012 – 0.9 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH First Quarter 2013 Financial Results

Further, for the three months ended March 31, 2013, 23.0 million shares that are issuable on potential conversion of the convertible debentures that were assumed in the May 2012 NAL acquisition were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

12.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

COMMODITY PRICE CONTRACTS

As at March 31,
2013, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Swaps

Reference point

Volume (bbl/d)

Remaining term

Price per bbl

  Settlement
currency

Financial:

WTI

19,000

Apr 1, 2013 - Dec 31, 2013

$
94.18

Cdn

WTI

500

Apr 1, 2013 - Dec 31, 2013

$
100.95

US

WTI

23,000

Jan 1, 2014 - Dec 31, 2014

$
94.51

Cdn

WTI

5,000

Jan 1, 2015 - Dec 31, 2015

$
92.33

Cdn

Options

Reference point

Volume (bbl/d)

Remaining term

Price per bbl

Premium (payable) received

Settlement currency

Financial:

WTI bought puts

4,000

Apr 1, 2013 - Dec 31, 2013

$
91.13

$
(9.34
)

Cdn

WTI sold calls

2,500

Apr 1, 2013 - Dec 31, 2013

$
110.00

$
10.46

US

Natural Gas:

Swaps

Reference point

Volume (MMBtu/d)

Remaining term

Price per MMBtu

  Settlement
currency

Financial:

AECO

118,003

Apr 1, 2013 - Dec 31, 2013

$
3.26

Cdn

AECO

18,956

Apr 1, 2013 - Oct 31, 2013

$
3.48

Cdn

NGI Chicago Index

12,500

Apr 1, 2013 - Dec 31, 2013

$
3.83

Cdn

AECO

75,825

Jan 1, 2014 - Dec 31, 2014

$
3.76

Cdn

NGI Chicago Index

5,000

Jan 1, 2014 - Dec 31, 2014

$
4.27

Cdn

AECO

11,848

Jan 1, 2015 - Dec 31, 2015

$
3.98

Cdn

NGI Chicago Index

2,500

Jan 1, 2015 - Dec 31, 2015

$
4.45

Cdn

Collars

Price per MMBtu

Reference point

Volume (MMBtu/d)

Remaining term

Bought puts

Sold calls

Settlement currency

Financial:

AECO

1,896

Apr 1, 2013 - Dec 31, 2013

$
2.64

$
3.22

Cdn

Commodity Price Sensitivity

Each Cdn$1/barrel change in future oil prices would result in approximately Cdn$15.4 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at March 31, 2013 (March 31, 2012 – Cdn$6.9 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$18.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (March 31, 2012 – Cdn$1.0 million).

38

PENGROWTH First Quarter 2013 Financial Results

As at close March 31, 2013, the AECO gas spot price was $3.56/MMBtu (March 31, 2012 – $1.62/MMBtu), the
WTI prompt monthly price was U.S.$97.23/barrel (March 31, 2012 – U.S.$103.02/barrel).

POWER PRICE CONTRACTS

As at March 31, 2013, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference point

Volume (MW)

Remaining term

Price per MWh

Settlement currency

Financial:

AESO

20

Apr 1, 2013 - Dec 31, 2013

$
61.44

Cdn

AESO

5

Jan 1, 2014 - Dec 31, 2014

$
46.85

Cdn

As at close March 31, 2013, the Alberta power pool spot price was $31.60/MWh (March 31, 2012 – $22.26/MWh). The average
Alberta power pool price was $65.30/MWh for the three months ended March 31, 2013 (March 31, 2012 – $60.12/MWh).

Power Price Sensitivity

Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at March 31, 2013 (March 31, 2012 – Cdn$0.1 million).

FOREIGN EXCHANGE CONTRACTS

U.K. pound sterling Denominated Term Debt

Pengrowth entered
into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling 000’s)

Maturity date

Fixed rate ($1Cdn = U.K. pound sterling)

50,000

December 2015

0.50

15,000

October 2019

0.63

U.S. Denominated Term Debt

A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type

Settlement date

Amount (U.S.$000’s)

  Fixed rate
($1Cdn = $U.S.)

Swap

April 2013

50,000

1.01

Swap

May 2015

50,000

0.98

Swap

July 2017

250,000

0.97

Swap

August 2018

125,000

0.96

Swap

October 2019

15,000

0.94

Swap

May 2020

20,000

0.95

510,000

PENGROWTH First Quarter 2013 Financial Results

Foreign Exchange Rate Sensitivity

Foreign Exchange on Foreign Denominated Term Debt

The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

Cdn$0.01 Exchange rate change

Foreign exchange sensitivity as at March 31, 2013

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
12,370

$
650

Unrealized foreign exchange risk management gain or loss

$
5,220

$
754

Cdn$0.01 Exchange rate change

Foreign exchange sensitivity as at March 31, 2012

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

$
–

$
594

INTEREST RATE CONTRACTS

The following interest rate swap contracts were outstanding at March 31, 2013. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts,
Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR (“Canadian
Depository Offered Rate”).

Remaining term

Notional monthly amount (Cdn$000’s)

Fixed interest rate (%)

Apr 2013 - Jan 2014

22,000

1.5%

Apr 2013 - Mar 2014

28,000

2.0%

Interest Rate Sensitivity

Interest Rate Contracts

As at March 31, 2013, if
interest rates had been 1 percent lower, with all other variables held constant, net loss for the three months ended would have been $0.3 million lower pre-tax (March 31, 2012 – $nil), due to the change in fair value of the derivatives contracts. An equal and opposite effect would have occurred to net loss had interest rates been 1 percent higher.

Bank Interest Cost

As at March 31, 2013, Pengrowth had no debt outstanding based on floating interest rates therefore Pengrowth had no interest rate risk. For the three months ended March 31, 2012, a 1 percent increase in interest rates would have increased pre-tax interest expense by $0.1 million.

40

PENGROWTH First Quarter 2013 Financial Results

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the period ended March 31, 2013

Commodity contracts (1)

Power and Interest contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management assets

$
366

$
469

$
1,898

$
2,733

Non-current portion of risk management assets

1,319

76

6,513

7,908

Current portion of risk management liabilities

(53,392
)

(465
)

(1,583
)

(55,440
)

Non-current portion of risk management liabilities

(3,153
)

–

(23,716
)

(26,869
)

Risk management assets (liabilities), end of period

$
(54,860
)

$
80

$
(16,888
)

$
(71,668
)

Less: Risk management assets (liabilities) at beginning of period

6,972

(759
)

(17,781
)

(11,568
)

Unrealized gain (loss) on risk management contracts for the period

$
(61,832
)

$
839

$
893

$
(60,100
)

Realized gain (loss) on risk management contracts for the period

(2,559
)

71

201

(2,287
)

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
(64,391
)

$
910

$
1,094

$
(62,387
)

As at and for the period ended March 31, 2012

Commodity contracts (1)

Power contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management liabilities

$
(47,249
)

$
(630
)

$
(1,147
)

$
(49,026
)

Non-current portion of risk management liabilities

(8,914
)

(291
)

(20,742
)

(29,947
)

Risk management liabilities, end of period

$
(56,163
)

$
(921
)

$
(21,889
)

$
(78,973
)

Less: Risk management assets (liabilities) at beginning of period

(42,036
)

536

(24,097
)

(65,597
)

Unrealized gain (loss) on risk management contracts for the period

$
(14,127
)

$
(1,457
)

$
2,208

$
(13,376
)

Realized loss on risk management contracts for the period

(12,710
)

(416
)

(611
)

(13,737
)

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
(26,837
)

$
(1,873
)

$
1,597

$
(27,113
)

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
  Unrealized gains and losses are included in other (income) expenses and interest expense. Realized gains and losses are included in operating expenses and interest expense.

(3)
Unrealized and realized gains and losses are included as part of separate captions in expenses.

PENGROWTH First Quarter 2013 Financial Results

FAIR VALUE

The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the
Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following
tables provide fair value measurement information for financial assets and liabilities.

Fair value measurements using:

As at March 31, 2013

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
54,503

$
54,503

$
54,503

$
–

$
–

Fair value of risk management contracts

10,641

10,641

–

10,641

–

Investment in private corporation

20,000

20,000

–

–

20,000

Financial Liabilities

Convertible debentures

236,796

240,574

240,574

–

–

U.S. dollar denominated senior unsecured notes

1,252,271

1,449,040

–

1,449,040

–

Cdn dollar senior unsecured notes

39,855

45,356

–

45,356

–

U.K. pound sterling denominated unsecured notes

100,021

110,515

–

110,515

–

Fair value of risk management contracts

82,309

82,309

–

82,309

–

Fair value measurements using:

As at December 31, 2012

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
53,806

$
53,806

$
53,806

$
–

$
–

Fair value of risk management contracts

15,479

15,479

–

15,479

–

Investment in private corporation

20,000

20,000

–

–

20,000

Financial Liabilities

Convertible debentures

237,050

237,361

237,361

–

–

U.S. dollar denominated senior unsecured notes

1,225,974

1,424,756

–

1,424,756

–

Cdn dollar senior unsecured notes

39,851

45,221

–

45,221

–

U.K. pound sterling denominated unsecured notes

104,808

116,458

–

116,458

–

Fair value of risk management contracts

27,047

27,047

–

27,047

–

42

PENGROWTH First Quarter 2013 Financial Results

RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS

As at

Gross amounts

March 31, 2013

December 31, 2012

Risk management contracts

Current asset

$
6,308

$
20,771

Non-current asset

11,402

3,831

Current liability

(59,015
)

(15,667
)

Non-current liability

(30,363
)

(20,503
)

$
(71,668
)

$
(11,568
)

13.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

March 31, 2013

March 31, 2012

Currency exchange rate ($1Cdn = $U.S.) at period end

$
0.98

$
1.00

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt

26,121

(17,641
)

Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt

(4,851
)

790

$
21,270

$
(16,851
)

Unrealized gain on U.S. foreign exchange risk management contracts

$
(6,298
)

$
–

Unrealized (gain) loss on U.K. foreign exchange risk management contracts

5,405

(2,208
)

Unrealized gain on foreign exchange risk management contracts

$
(893
)

$
(2,208
)

Unrealized foreign exchange (gain) loss

$
20,377

$
(19,059
)

Realized foreign exchange (gain) loss

$
(123
)

$
99

14.
COMMITMENTS

In the first quarter of 2013, additional
contractual commitments relating to the Lindbergh Project were entered into resulting in a balance of $25.9 million at March 31, 2013.

PENGROWTH First Quarter 2013 Financial Results